EXHIBIT 99.73

Mercator Reports Improving Recoveries and Costs at Mineral Park
and Completion of Refinancing Package
All currencies  in US$ unless otherwise specified.

Vancouver, British Columbia May 11, 2010 - Mercator Minerals Ltd. (“Mercator” or the “Company”) today announced its production for the first quarter 2010, comprised of 6,209,635 lbs. of copper, 638,512 lbs of molybdenum and 64,952 oz of silver, with March 2010 being the best production month to that point.  Mercator also reported further increases in production during April 2010, with 2,763,695 lbs of copper, 220,336 lbs of molybdenum and 26,675 oz of silver, as a result of further improvements in recoveries over those achieved in March. “Successively better production at Mineral Park during March and April are clear indications of the improvements that have been made and we continue to make at Mineral Park,” said Mike Surratt President and CEO.  “We are making steady progress, with increasing recoveries and falling unit operating costs.  “With further improvements in the works, we are becoming increasingly confident that we can meet or exceed our design parameters over the coming months.”

Production & Costs Per Pound

April was the best month to date, with production of 2.7 million pounds of copper and 220,336 lbs of molybdenum at an estimated cash operating cost* of $1.67 for copper and $9.31 for molybdenum on a co-product basis (costs are divided proportionally based on the percentage of revenue from copper and molybdenum and netting silver equally).  March production was 2.1 million pounds of copper and 268,534 lbs of moly at an estimated cash operating cost* of $2.41 for copper and $13.85 for molybdenum on the same co-product basis.  First quarter 2010 production was 6.2 million lbs of copper and 638,512 lbs of molybdenum at an estimated cash operating cost* of $2.56 for copper and $12.38 for molybdenum, also on a co-product basis.  Mercator only plans on reporting quarterly production results on a go forward basis, however, the Company believes that these monthly results help illustrate the progress being made and are therefore provided to assist shareholders in benchmarking this progress.

Costs per ton

Operating cash cost per ton* have also continued to improve, with estimated April milling costs of $4.58 per ton milled and mining costs of $1.00  per ton mined.  This compares with estimated operating cash costs per ton* in the first quarter 2010 of $5.30 per ton milled and mining costs of $1.14 per ton mined.

* Operating cash cost and Operating cash cost per ton are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

Recoveries

As previously announced, Mineral Park personnel have determined, through extensive testing in the lab and utilizing industry recognized consultants, that underperforming recoveries were the result of not having enough retention time in the rougher flotation tanks and not enough horse power in the motors driving the agitators in the rougher flotation tanks. During January, February and ongoing, the mill has tested the lab work by adding horsepower to two of the rougher motors and setting up a bank of molybdenum rougher flotation cells to add retention time to the rougher tails.  Both tests are running continuously, with positive results. The additional horse power  appears to have increased copper recoveries to approximately 76% and molybdenum recoveries to approximately 57% as compared to 73% for copper and 51% for molybdenum in the fourth quarter of 2009.  Approximately 30% more horse power has been added to the last two roughers over the past month.  Test work indicates that doubling the retention time along with the increase in horse power increase will permit the Company to achieve the design recoveries of 80% for copper and 75% for molybdenum. Additional flotation rougher tanks were already on order as part of the Phase 2 mill expansion and are scheduled to start being delivered to the mine during May, with full installation by the end of the third quarter of 2010. The installation of these tanks, plus one additional tank will double retention time at the 30,000 ton per day throughput rate.  Additional tanks are being ordered for the Phase 2 to ensure this extended retention time is maintained as production ramps up to the Phase 2 throughput of 50,000 tons per day.

Note Refinancing

Mercator also reports that it closed the refinancing of the $120 million 11.5 % notes on April 6, 2010.  The new $130 million bank financing cut current interest rates by more than half, from 11.5% to 4.83%, representing a savings of approximately $700,000 per month. The interest rate reduction in 2010 represents a potential savings of $0.42 per pound of copper sold forward. While management believes the medium and long term fundamentals of copper are very good, the Company has structured a risk management program in support of the recent refinancing and the development plans for the expansion of Mineral Park and its El Pilar project in Mexico.  A total of 145 million lbs of copper have been sold forward over a six year term at an average net price to the company of $3.01 per lb, net of all costs. This forward sale totals less than 11% of the Mineral Park proven and probable mineral reserves as announced on March 31, 2010 and only 48% of the planned production during the term of the loan. None of the Company’s molybdenum production has been forward sold. The quantities forward sold and the net weighted prices to be received are set out in the table below.

* Operating cash cost and Operating cash cost per ton are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.

YEAR                             Copper (lbs)                    Annual Average
2010                                11,587,483                                $3.098
2011                                33,968,785                                $3.115
2012                                27,698,846                                $3.045
2013                                24,630,015                                $2.983
2014                                22,725,223                                $2.933
2015                                20,688,154                                $2.893
2016                                  3,836,039                                $2.880
Total                          145,134,544                                $3.01

For further information, please contact:  Marc LeBlanc, VP Corporate Development and Corporate Secretary, Tel: (604) 981-9661;   Fax: (604) 960-9661;   Email: mleblanc@mercatorminerals.com.

About Mercator Minerals Ltd.

Mercator Minerals Ltd. is a TSX listed mining company with an experienced management team that has brought the mill expansion at the Mineral Park Mine, one of the largest and most modern copper-moly mining-milling operations in North America to production in less than 2 years. Mercator management is dedicated to maximizing profits at the Mineral Park Mine and the development of the El Pilar copper project in Mexico.

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this press release.

Forward Looking Information

This press release contains certain forward-looking statements, which include estimates, forecasts, and statements as to management's expectations with respect to, among other things, the use of proceeds, the completion of the transaction, the size and quality of the Company's mineral reserves and mineral resources, future production, capital and mine production costs, demand and market outlook for commodities, and the financial results of the Company and discussions of future plans, projections and objectives. In addition, estimates of mineral reserves and resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary. Factors that may cause actual results to vary include, but are not limited to, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials and equipment, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. These risks are described in more detail in the Annual Information Form of the Company. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this report or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws. For a more complete discussion, please refer to the Company's audited financial statements and MD&A for the year ended December 31, 2009 on the SEDAR website at www.sedar.com.

* Operating cash cost and Operating cash cost per ton are non-GAAP performance measures, and are furnished to provide additional information, and do not have a meaning within GAAP and, therefore, amounts presented may not be comparable to similar data presented by other mining companies. These performance measures should not be considered in isolation as a substitute for measures of performance in accordance with GAAP.